Exhibit 3.42(d)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1.	Name of Limited Liability Company: Westlake NG V LLC

2.	The Certiflcate of Formation of the limited liability company is hereby amended as follows:

The name of the limited liability company is Westech Building Products (Evansville) LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 7th day of April, A.D., 2016

By:	/s/ L. Benjamin Ederington
Authorized Person(s)

Name:	L. Benjamin Ederington
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